Filed by El Paso Energy Corporation
         Pursuant to Rule 425 under the Securities Act of 1933
         Subject Company: El Paso Energy Corporation/The Coastal Corporation Commission File No. 001-14365
         Registration Statement No. 333-31060

The following are excerpts which address the El Paso Energy Corporation/ The Coastal Corporation merger, taken from a presentation given by Kathleen Eisbrenner on Tuesday, March 21, 2000.

[LOGO] EL PASO MERCHANT ENERGY
------------------------------------------------------------



                              El Paso Merchant Energy
                              & British Gas Group plc
                              ------------------------------


                                   March 2000
---------------------------------------------


Cautionary Statement Regarding Forward-looking Statements

This presentation includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
The companies have made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this presentation, including, without limitation, oil and gas prices; general economic and weather conditions in geographic regions or markets served by El Paso Energy and Coastal and their affiliates, or where operations of the companies and their affiliates are located; inability to realize anticipated synergies and cost savings on a timely basis; difficulty in integration of operations; and competition. While the companies make these statements and projections in good faith, neither company nor its management can guarantee that the anticipated future results will be achieved. Reference should be made to the companies' (and their affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results.

Investor Notice
Investors are urged to read the proxy statement/prospectus which is included in the Registration Statement on Form
S-4 filed with the SEC on February 24, 2000 in connection with the proposed merger because it will contain important information. The proxy statement/prospectus is available for free on the SEC's web site (www.sec.gov) and from El Paso Energy Corporation's office of Investor Relations.
The merger between Coastal and El Paso is subject to government approvals and is expected to close in the fourth quarter of 2000.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of El Paso Energy shareholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing under Schedule 14A made by El
Paso Energy Corporation on January 18, 2000.

Executive Summary
______________________________

*    The El Paso/Coastal merger will create the premier U.S.
     domestic energy company with a strong international base of assets

*    El Paso Merchant Energy (EPME) is expanding into the
     European market

* BG Group plc is the premier natural gas company in the U.K. and a recognized leader globally

* EPME and BG Group plc should explore expanding the current BG/El Paso relationships, which are
    *  Charagua Block gas reserves (Bolivia)
    *  Bolivia/Brazil pipeline
    * Atlantic LNG (Elba Island & Cove Point) supply agreements

[LOGO]  EL PASO MERCHANT ENERGY


                         El Paso Energy and
                         the Coastal Merger
                         ---------------------------------

El Paso Energy Highlights
--------------------------

*    Number 286 on the 1999 Fortune 500 list of largest
     United States corporations (with Coastal, number 126)
* One of Fortune's Top 100 fastest growing companies in America for 1999
* Largest pipeline company in the United States serving all major domestic markets (with Coastal, the largest in the world)
*    Transports over 25% of the nation's natural gas

Asset Ownership
----------------
                                  El Paso       Pro Form 2000**
*  Production reserves (Tcf)         1.4              5.0
*  Gathering systems (miles)      11,000           24,000
*  Processing plants                  10               35
*  Interstate pipelines (miles)   40,000           58,000
*  Number of power plants             50               68
*  Domestic power (MWs)
   *    Gross                      5,400            7,460
   *    Net                        3,520            4,650
*  International power (MWs)
   *    Gross                      7,710            9,560
   *    Net                        2,450            3,340

** Includes both Coastal and PG&E assets

Eight Years of Accelerating
El Paso Energy Growth
___________________________
$ and Shares Outstanding in Millions

                                                      Post
                              Post         Post       Sonat      Pro Forma
                              IPO        Tenneco      Merger       Coastal
                             3/31/92     12/31/96    12/31/99E     Merger
___________________________________________________________________________
Total Assets                 $2,081       $8,843      $16,800      $31,500
Shares Outstanding               74          111          230          499
Equity Market Value          $  844       $2,791      $ 8,520      $18,525
Total Enterprise Value       $1,481       $6,182      $16,550      $32,325